February 8, 2023

VIA EDGAR

United States Securities and Exchange

Commission Division of Corporate Finance

Office of Real Estate and Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Jennifer Monick

Mr. Howard Efron

Re:	Medical Properties Trust, Inc.

MPT Operating Partnership, L.P.

Form 10-K for the Year Ended December 31, 2021

Filed March 1, 2022

File No. 001-32559

Dear Ms. Monick and Mr. Efron:

This letter is being furnished in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the Commission’s comment letter dated January 25, 2023 to R. Steven Hamner, Executive Vice President and Chief Financial Officer of Medical Properties Trust, Inc. (the “Company”) with respect to the Company’s Form 10-K for the Year Ended December 31, 2021 (the “2021 10-K”). To assist you in reviewing our responses, we have preceded each response below with a copy (in bold type) of the Staff’s comment as stated in your letter.

Form 10-K for the Year Ended December 31, 2021

Significant Tenants, page 12

1.

We note your response to our comment 1. Please tell us how you determined it was unnecessary to consider loans, equity method investments and equity investments in your assessment of whether or not you have a substantial asset concentration with respect to Steward. In addition, please tell us what qualitative factors you considered in your determination to not provide Steward’s financial statements.

Section 2340 of the Division of Corporation Finance Financial Reporting Manual (“Properties Subject to Triple Net Lease”) addresses asset concentrations that arise when “a registrant has triple net leased one or more real estate properties to a single lessee/tenant (including in the capacity as co-lessee or guarantor), and such properties represent a “significant” portion of the registrant’s assets”. As noted in our prior correspondence, because our assets leased to Steward (including in its capacity as a co-lessee or guarantor) did not equal or exceed 20% of our total assets as of December 31, 2021 (as adjusted for the subsequent event previously explained), we determined that we did not have a significant asset concentration with respect to Steward as of that date for purposes of the tenant financial requirements of Section 2340. We are not aware of any references to loans or equity investments in Section 2340 or elsewhere in the Financial Reporting Manual that would have led us to believe that inclusion of these items was required in making a significant concentration determination for purposes of Section 2340. This is also consistent with past discussions the Company has had with members of the Staff on this topic with respect to both Steward and other tenants.

In addition, beyond the black-letter guidelines of Section 2340, we further considered if we should voluntarily provide Steward’s audited financial statements nonetheless, given Steward’s overall concentration relative to our total assets at December 31, 2021. We determined that providing Steward’s audited financial statements was not advisable or of critical value to our investors for a number of reasons, including:

(i)

Steward is a private, non-reporting company. While our lease agreements with Steward require Steward to periodically provide us with financial information, including financial statements, we are required to keep this information strictly confidential other than to the extent (and only to the extent) required by the securities laws. Since, as above, the relevant securities law and rules of the SEC on their face do not mandate that Steward’s 2021 audited financial statements be publicly filed, we do not believe we have the right to compel Steward to permit the voluntary public filing of their highly confidential financial information. We respectfully submit that neither our business nor our investors are likely to benefit in the long run if we insist on making tenant confidential information publicly available other than as required by law or applicable rule/regulation.

(ii)

Our overall exposure to Steward is not a static number and fluctuates from period to period, in a trend we expect to continue downwards. As noted in prior correspondence with the Staff, our overall exposure to Steward was expected to decline by 5.5% of total assets prior to regulatory objection to the sale of Steward’s Utah hospital operations to HCA. We anticipate further transactions and near-term opportunities to continue to reduce Steward’s concentration.

(iii)

We respectfully submit to the Staff that we believe the language of Section 2340 is appropriately tailored to concentrations of triple-net leased real estate assets. As compared to other forms of investment, the terms of a triple-net lease differ materially from the rights, remedies and overall benefits and burdens of the parties to mortgage loans, equity participations and other investment structures. Mortgage loan investments, for example, since they do not provide the benefits of property ownership (such as tax depreciation deductions, right to long-term appreciation, preferred position in bankruptcy) provide for events of defaults and remedies that are different to the lender (such as secured collateral and right of foreclosure) as compared to rights of the landlord under a triple-net lease. Likewise, we account for the income we receive from leases, mortgages, equity participations and other investment forms differently in our publicly disclosed financial statements and in our tax returns. We thus read Section 2340 as being appropriately limited to concentrations represented by triple-net leases of real property, as opposed to an amalgamation of an undefined variety of materially different investment structures.

(iv)

As we have previously discussed with the Staff, we believe facility concentration (i.e., concentration of an individual property to our total portfolio) is the primary concentration risk in our business, rather than that of any particular tenant/operator. This is because our business experience has demonstrated that if a tenant at one of our properties defaults, we likely will be able to readily find one or more replacement third-party operators to lease and operate the relevant facility(ies). We have demonstrated this repeatedly in the historical management of our portfolio. Accordingly, we believe that facility concentration is the primary concentration risk in our business, as opposed to operating company concentration.

(v)

For the reasons stated in (1(iv)), the Company underwrites its investments in leased assets based primarily on financial and other information that is not included in parent-level financial statements. This information includes, inter alia, historical and forecast results of facility-level operations, including local level revenues and cash flows; operating data concerning local patient mix, specified local level reimbursement sources; local level market penetration, often on a diagnosis basis; competitive strengths and weaknesses with respect solely to the local market; and the physical condition of the real estate to be acquired. Moreover, our leases often require the lessee to be a sole purpose entity that is restricted in its ability to incur debt. None of this information is available to users of our financial statements and we believe to present only the less relevant parent-level financial statements without the benefit of the local level detailed underwriting analysis may wrongly imply that we consider the parent-level financial statements sufficient for investment decisions.

As such, we determined that voluntarily providing audited financial statements for Steward was not necessary for our investors to make an informed investment decision.

2.

Please tell us the name of the guarantor entity or entities and the terms of any guarantees related to the master lease agreement and any loan agreements with Steward affiliates. Also, please summarize the key terms of any cross collateralization and default provisions for each of these agreements. Finally, with respect to your holding of a 9.9% equity investment in Steward and your loan agreements with Steward, tell us if there are any agreements with underlying put or call provisions or other provisions that expose you to further investment in Steward or to provide further financing to Steward. To the extent such provisions exist, please provide a basic discussion of such provisions.

There are three guaranty agreements in place with regard to Steward:

1) Amended and Restated Guaranty (Master Lease I), dated as of March 14, 2022. This is a broad guaranty that secures all of the respective obligations of Steward’s subsidiaries under the master leases or loan agreements with the Company, including all ancillary agreements, security documents, and other instruments entered into from time to time in connection therewith.

2) Amended and Restated Guaranty (Master Lease II), dated as of March 14, 2022. The Company’s rights under this guaranty are limited to the respective obligations of Steward’s subsidiaries (lessees) under Master Lease II, including all other instruments entered into from time to time in connection therewith.

3) Guaranty by Lessees, dated as of May 1, 2017. This guaranty was executed by each of Steward’s subsidiaries that are parties to the master leases (the lessees) and secures only the respective obligations of Steward and its subsidiaries under the loan agreements and the various ancillary loan documents.

In regard to cross collateralization and default provisions, the obligations of Steward and its subsidiaries under the loan agreements are secured by the Guaranty agreements noted above and other various security documents. None of the related security agreements secure any obligations under the master leases. Only monetary defaults under the loan agreements result in defaults under the master leases.

There are no agreements with underlying put or call provisions or similar provisions that might require us to make any further investment in Steward or to provide further financing to Steward.

3.

Please tell us if you expect to file financial statements of Steward with your Form 10-K for the year ended December 31, 2022. Please address your expected total asset concentration with Steward from all of your arrangements (i.e. master lease, loan, equity method investment and equity investment) on a combined basis in your response and specifically tell us how you considered any guarantees and cross collateralization and default provisions addressed in response to the above comment in your analysis.

As of December 31, 2022, we expect that our assets leased to Steward will have equaled 20.3% of our total assets. We expect that our assets represented by loan and equity investments in Steward will have equaled 3.6% of our total assets as of that date. Pursuant to the guidance set forth in Section 2340 of the Division of Corporation Finance Financial Reporting Manual, since our assets leased to Steward as of December 31, 2022 exceeded 20% of our total assets as of that date, we affirm our intention to file the audited financial statements of Steward for the year ended December 31, 2022 via Form 10-K/A, subject to completion of the concentration calculation from our 2022 financial statements and consideration of any relevant subsequent events. We anticipate filing such Steward financial statements promptly upon their becoming available to us from Steward and upon receiving consent from its independent auditors.

4.

We note your response to our comment 2 and your proposed revisions to your filing. In light of the adjustments to the individual operator line items, please tell us how you determined it was not necessary to also present a separate table for Gross Assets by Operator on an actual basis.

As noted in our prior correspondence, the Company’s disclosures and presentations with respect to total asset composition and diversity (whether by operator, geography or type) have historically reflected the effect of material pending transactions (acquisitions and dispositions) once the definitive agreements governing such transactions are binding. In the collective experience of the Company’s management team going back many decades, the overwhelming majority of transactions in our industry that have proceeded to the stage of binding definitive agreements – close as contemplated. As noted in our prior correspondence, the adjusted presentation is also consistent with the reports that Company management reviews when making resource allocation decisions. Accordingly, we believe that a presentation that reflects the effect of pending transactions subject to binding agreements provides investors with a more accurate, current view of our portfolio and allows for a better understanding of our concentration levels. As noted previously, the commentary and footnotes to these tables, including our “Gross Assets by Operator” table, clearly indicate the pending nature of any applicable transactions. In addition, note 8, which was referenced below the “Gross Assets by Operator” table, explicitly quantifies the impact of the expected HCA-Steward transaction – 5.5% of our total assets. Thus, the reader of our financial statements could easily quantify the Steward exposure, if the pending transaction did not close as anticipated. We respectfully submit that providing readers with a side-by-side duplicate table that excludes pending binding transactions could lead to a misrepresentation of, and confusion with respect to, the current state of our portfolio concentration levels.

We note again that the Company’s historical practice of presenting certain total asset metrics adjusted for pending binding transactions works both ways. If we are party to a binding agreement the effect of which is to increase a particular concentration metric, we will reflect (and have reflected) that higher concentration in the relevant chart or tabular disclosure as well, footnoted as appropriate to reflect the pending nature of the transaction.

We respectfully reaffirm that in future filings and earnings releases, we will continue to clearly emphasize the contingent nature of any pending transactions, even if subject to binding agreements

5.

We note your response to our comment 2 and your proposed revisions to your filing. To the extent you have adjustments to any individual line items within the adjusted gross assets by operator table, please confirm that you will also expand your disclosure in future filings to provide more quantitative and qualitative information about any such adjustments immediately below the adjusted gross assets by operator table.

We respectfully confirm that in future filings the Company will include expanded disclosure to provide more quantitative and qualitative information about any adjustments immediately below the adjusted gross assets by operator table.

Should you have any questions or further comments, please contact the undersigned at 205-969-3755.

Very truly yours,

MEDICAL PROPERTIES TRUST, INC.

MPT OPERATING PARTNERSHIP, L.P.

by Medical Properties Trust, Inc., the sole member of its general partner

/s/ R. Steven Hamner
R. Steven Hamner

Executive Vice President and Chief Financial Officer